
September 4, 2020

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London, SW1A 1HA
United Kingdom

> **Re: Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 3, 2020**
> **File No. 001-36085**

Dear Mr. Incisa:

We have reviewed your August 24, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 22. Supplemental Information, page F-65

1. We note your response to prior comment 7. Please revise in future filings to remove the presentation of the Financial Services segment using the equity method of accounting. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology